TRINIDAD DRILLING LTD
TDG

May 13, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated May 13, 2009. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

TRINIDAD DRILLING

TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: May 13, 2009

TSX SYMBOL: TDG, TDG.DB

TRINIDAD DRILLING LTD. ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Company") (TSX-TDG and TDG.DB) today announced changes to its Board of Directors with the retirement of Peter Gross and the appointment of Brock Gibson.

"Peter has made an important contribution to Trinidad over the years. He has helped to guide the Company through a period of strong growth; including a variety of business transactions and several commodity cycles," said Michael Heier, Trinidad's Chairman of the Board. "We would like to thank him for his dedication and commitment to Trinidad and wish him all the best in the coming years."

Brock Gibson joins Trinidad's Board of Directors following the Company's annual meeting held on May 7th, 2009. He is Chair of the law firm, Blake, Cassels & Graydon LLP and also practices in the area of corporate law with a focus on mergers and acquisitions, corporate finance, energy and restructuring transactions.

"We are pleased to have Brock join the Board and look forward to the valuable contribution his extensive experience in corporate securities and the energy industry will add", said Mr. Heier.

Trinidad is a growth-oriented corporation that trades on the Toronto Stock Exchange (TSX) under the symbol TDG and TDG.DB. Trinidad's divisions operate in the drilling, well-servicing, coring and barge-drilling sectors of the North American oil and natural gas industry. With the completion of the 2008/2009 rig construction program, Trinidad will have 119 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operations in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President and Chief Executive Officer
(403) 265-6525

Brent Conway
Executive Vice President and
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com